SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Electronics For Imaging, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

286082102

(CUSIP Number of Class of Securities (Underlying Common Stock))

John Ritchie

Electronics for Imaging, Inc.

303 Velocity Way

Foster City, California 94404-4803

(650) 357-3500

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Robert A. Koenig, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

Calculation of Filing Fee

Transaction valuation	Amount of filing fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached as Exhibit 99.1 hereto are presentation slides sent to certain stockholders of Electronics For Imaging, Inc. (“EFI” or the “Company”) on June 15, 2009. Certain numerical values and calculations included in the presentation slides are for illustrative purposes only and based on the Company’s closing stock price on April 30, 2009. Final calculations, values and exchange ratios will be established shortly prior to the commencement of the option exchange and will depend on the then current fair value of the eligible option, the fair market value of the Company’s common stock and the original exercise price of the eligible option.

The option exchange described in this Schedule has not yet commenced. EFI will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the option exchange. Persons who are eligible to participate in the option exchange should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange.

EFI stockholders and option holders will be able to obtain the written materials described above and other documents filed by EFI with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by EFI with the SEC by directing a written request to: Electronics For Imaging, Inc., 303 Velocity Way, Foster City, California 94404, Attention: Investor Relations.

Item 12. Exhibits.

Exhibit Number	Description

99.1	Presentation slides distributed by the Company to certain EFI stockholders on June 15, 2009.